Golden Phoenix Minerals, Inc.
                                3595 Airway Drive
                                    Suite 405
                                 Reno, NV 89511



                                January 17, 2003



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") ON MARCH 22, 2000 (REGISTRATION NO. 333-32980)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 and at the request of the Commission, Golden Phoenix Minerals, Inc. hereby requests the Commission to withdraw the Registration Statement. The Registration Statement was filed on behalf of selling shareholders and to the best of the Registrant's knowledge, no shares have been sold under the Registration Statement.

                                          Sincerely,



                                          By:    /s/ Michael R. Fitzsimonds
                                                 -----------------------------
                                          Name:  Michael R. Fitzsimonds
                                          Title: President